                                                                           Exhibit 99.1

UTStarcom Announces Executive Management and Board Changes

Hangzhou, China, December 31st, 2020 – UTStarcom (“UTStarcom” or “the Company”) (NASDAQ:UTSI), a global telecommunications infrastructure provider, today announced changes to the Board of Directors and executive management team intended to prepare the Company for continued growth and new opportunities in 2021 and beyond.

Dr. Zhaochen Huang, who has served as the Company’s Acting Chief Executive Officer, has been appointed as Chief Executive Officer of the Company and has also been elected to the Board of Directors, effective January 1, 2021.

Mr. Tim Ti resigned as Chief Executive Officer and as a member of the Company’s Board of Directors due to personal reasons on December 31, 2020. Mr. Ti has served as the Company’s Chief Executive Officer and as a member of UTStarcom’s Board of Directors since January 2016.

Dr. Zhaochen Huang joined the Company in 2011 and has thirty years of business and management experience with various companies. He previously served as the Company’s Acting Chief Executive Officer, Chief Operating Officer, Senior Vice President of Sales and Business Development for Japan and Korea, Vice-President of Global Operations and General Manager of UTStarcom India.

"I would like to thank the Board, management team and employees for their trust and confidence in me," said Dr. Zhaochen Huang, "I look forward to the opportunity to execute on our strategy and collaborate closely with the Board,  management team, engineers and service professionals to reposition the Company and realign our product and service solutions by focusing on our customers' needs and maximizing shareholder value."

"I have full confidence in Dr. Zhaochen Huang’s ability to lead UTStarcom into a new era," said Mr. Yongqing Yan, Chairman of UTStarcom’s Board of Directors. "Zhaochen's leadership and professionalism, expertise in the technology sector and deep knowledge of our business make him the ideal choice to take UTStarcom to the next level."

Yan continued, "On behalf of the Board, I would like to thank Tim for his work in leading UTStarcom in past five years. We wish him all the best in his future endeavors.”

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan and India. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

In China:

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Ning Jiang, Investor Relations

Email: njiang@utstar.com / utsi-ir@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com